Tractor Supply Company
5401 Virginia Way
Brentwood, TN 37027

December 23, 2020
Via EDGAR Transmission and E-mail
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tony Watson
Adam Phippen
Taylor Beech
Lilyanna Peyser

Re:        Tractor Supply Company (the “Registrant”)
        Form 10-K for the Fiscal Year Ended December 28, 2019
        Filed February 20, 2020
        File No. 0-23314
Ladies and Gentlemen:
We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated December 15, 2020 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 2019. For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.
Form 10-K for the Fiscal Year Ended December 28, 2019
Item 11. Executive Compensation, page 73
1.We note that earnings per diluted share is one of the metrics used in your compensation plan and that you made nearly $5.4 million in common stock repurchases in 2019. In future filings, please discuss if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.

Response:

The Compensation Committee does consider annual share repurchases when setting relevant targets used in its compensation plans. In response to the Staff's comment, in future filings, we will discuss how share repurchases affected the manner in which the Compensation Committee set the relevant targets and, when the performance period ends, we will disclose how the share repurchases affected the determination of whether such targets were met.
The Registrant acknowledges that it is responsible for the accuracy and adequacy of the disclosure in the reports and other filings it makes with the Commission.

U.S. Securities and Exchange Commission
December 23, 2020

    If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me, or Benjamin F. Parrish, Jr., Executive Vice President, General Counsel and Corporate Secretary at 615-440-4000.
Sincerely,

/s/ Kurt D. Barton
Kurt D. Barton
Executive Vice President - Chief Financial Officer and Treasurer

cc:    Benjamin F. Parrish, Jr., Tractor Supply Company
    Jennifer H. Noonan, Bass, Berry & Sims PLC